

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Jeffrey Schwartz
Chief Executive Officer
BCLS Acquisition Corp.
200 Clarendon Street
Boston, MA 02116

Re: BCLS Acquisition Corp.
Confidential Draft Registration Statement on Form S-1
Submitted September 17, 2020
CIK 0001823200

Dear Mr. Schwartz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed September 17, 2020

General

1.   It appears you are not offering units and warrants in connection with this SPAC IPO. Please tell us why the structure of this offering deviates from that which we have seen in the majority of SPAC IPOs to date and how this deviation affects the participation and interests of the sponsor at the time of the business combination transaction.

You may contact Ernest Greene at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian Nagler